UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires:February 28, 2009 Estimated average burden hours per response .....10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

VeraSun Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92336G106

(CUSIP Number)

December 31, 2006

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[      ]  Rule 13d-1(b)
[      ]      Rule 13d-1(c)
[  x  ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 92336G106	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Donald L. Endres
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,179,018
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 32,179,018
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,179,018
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.2%
12	TYPE OF REPORTING PERSON* IN

Page 2 of 5 pages

Item 1. Issuer

(a)	The name of the Issuer is VeraSun Energy Corporation.

(b)	The Issuer’s principal executive offices are located at 100 22nd Avenue, Brookings, South Dakota 57006.

Item 2. Reporting Person and Security

(a)	This Statement is filed by Mr. Donald L. Endres, an individual.

(b)	Mr. Endres’s business address is 100 22nd Avenue, Brookings, South Dakota 57006.

(c)	Mr. Endres is a citizen of the United States of America.

(d)	This Statement relates to shares of Common Stock of VeraSun Energy Corporation.

(e)	The CUSIP number assigned to the Common Stock of the Issuer is 92336G106.

Item 3. Filings Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	/ / Broker of dealer registered under Section 15 of the Exchange Act;

(b)	/ / Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	/ / Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	/ / Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	/ / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	/ / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	/ / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)	/ / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	/ / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	/ / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4. Ownership

(a)
Under the rules and regulations of the Securities and Exchange Commission, Mr. Endres may be deemed to be the beneficial owner of a total of 32,179,018 shares of Issuer Common Stock.  This amount includes 793,365 shares which are subject to options and warrants currently exercisable or exercisable within 60 days of December 31, 2006.

(b)
Mr. Endres’s beneficial ownership of Issuer Common Stock represented approximately 42.2% of the 76,257,005 shares of Common Stock outstanding. For purposes of computing the percentage of outstanding securities beneficially owned, the number of shares issued and outstanding is based on the amount of shares outstanding as of December 31, 2006 and includes those shares subject to Mr. Endres’s options and warrants.

(c)	Mr. Endres has sole power to vote or direct the voting and to dispose or to direct the disposition of the outstanding shares that he beneficially owns.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14, 2007 Date VeraSun Energy Corporation* /S/ Ginja R. Collins Ginja R. Collins, Corporate Secretary

* Pursuant to the Power of Attorney with respect to 13d and 13g reporting by Donald L. Endres, attached hereto as Exhibit 24.1, this statement Schedule 13G is filed on behalf of Donald L. Endres.

Page 5 of 5 pages